SCHEDULE 13G

Amendment No. 2
GT ADVANCED TECHNOLOGIES INC
Common Stock
Cusip #36191U106

Cusip #36191U106
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	5,224,869
Item 6: 	   	0
Item 7: 	   	17,491,470
Item 8: 	   	0
Item 9: 	   	17,491,470
Item 11: 	  	13.065%
Item 12: 	  	HC

Cusip #36191U106
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	17,491,470
Item 8: 	   	0
Item 9: 	   	17,491,470
Item 11: 	  	13.065%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a). 	    	Name of Issuer:

  	  	          	GT ADVANCED TECHNOLOGIES INC

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	243 DANIEL WEBSTER HIGHWAY
  	  	          	MERRIMACK, NH 03054
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street,Boston,Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 36191U106

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(c)

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	17,491,470

  	  	     	(b)    Percent of Class: 	13.065%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
5,224,869

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	17,491,470

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of GT ADVANCED TECHNOLOGIES INC. No one person's interest in the Common Stock of GT ADVANCED TECHNOLOGIES INC is more than five percent of the total outstanding Common Stock.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	November 15, 2013
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)


                Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 11,863,719 shares or 8.863 % of the Common Stock outstanding of GT ADVANCED TECHNOLOGIES INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the investment Company Act of 1940. The number of shares of Common Stock of GT ADVANCED TECHNOLOGIES INC owned by the investment companies at November 14, 2013 included 6,172,631 shares of Common Stock resulting from the assumed conversion of $47,665,000 principal amount of GT ADVANCED TECH CV 3% 10/1/17 (0.13 shares of Common Stock for each $1,000 principal amount of debenture).


                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 11,863,719 shares owned by the Funds.

	Fidelity SelectCo, LLC ("SelectCo"), 1225 17th Street, Suite 1100, Denver, Colorado 80202, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 146,040 shares or 0.107% of the Common Stock outstanding of GT ADVANCED TECHNOLOGIES INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940
(the "SelectCo Funds").

	Edward C. Johnson 3d and FMR LLC, through its control of SelectCo, and the SelectCo Funds each has sole power to dispose of the 146,040 shares owned by the SelectCo Funds.


                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



                Strategic Advisers, Inc., 245 Summer Street, Boston, MA 02210, a wholly- owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals.As such, FMR LLC's beneficial ownership includes 1,305,927 shares, or 0.975%, of the Common Stock outstanding of GT ADVANCED TECHNOLOGIES INC, beneficially owned through Strategic Advisers, Inc



                Pyramis Global Advisors, LLC ("PGALLC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,908,565 shares or 2.919% of the outstanding Common Stock of GT ADVANCED TECHNOLOGIES INC as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. The number of shares of Common Stock of GT ADVANCED TECHNOLOGIES INC owned by the institutional account(s) at November 14, 2013 included 3,613,295 shares of Common Stock resulting from the assumed conversion of $27,855,000 principal amount of GT ADVANCED TECH CV 3% 10/1/17 (0.13 shares of Common Stock for each $1,000 principal amount of debenture).



                Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 0 shares and sole power to vote or to direct the voting of 3,908,565 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.



                Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 256,842 shares or 0.192 % of the outstanding Common Stock of the GT ADVANCED TECHNOLOGIES INC as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of GT ADVANCED TECHNOLOGIES INC owned by the institutional account(s) at November 14, 2013 included 256,842 shares of Common Stock resulting from the assumed conversion of $1,980,000 principal amount of GT ADVANCED TECH CV 3% 10/1/17 (0.13 shares of Common Stock for each $1,000 principal amount of debenture).

		Crosby Advisors LLC, 11 Keewaydin Drive, Suite 200, Salem, New Hampshire, 03079, a wholly-owned subsidiary of Crosby Company of New Hampshire LLC ("CCNH"), is the beneficial owner of 1,305,927 shares or 1.0629% of the outstanding Class A Common Stock of GT ADVANCED TECHNOLOGIES INC as a result of providing investment advisory services to individuals, trusts and limited liability entities. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, directly or indirectly, own CCNH.


                Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 256,842 shares and sole power to vote or to direct the voting of 0 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on November 15, 2013, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of GT ADVANCED TECHNOLOGIES INC at November 14, 2013.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

  	Fidelity Management & Research Company

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Senior V.P. and General Counsel